

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 24, 2009

Mr. Donald Allan Jr.
Vice President and Chief Financial Officer
The Stanley Works
1000 Stanley Drive
New Britain, CT 06053

>   **RE: Form 10-K for the fiscal year ended January 3, 2009**
>   **Form 10-Q for the period ended April 4, 2009**
>   **File No. 1-5224**

Dear Mr. Allan:

   We have reviewed your response letter dated June 15, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JANUARY 3, 2009</u>

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15</u>

<u>Financial Condition, page 24</u>

1. We have reviewed your response to prior comment 3 of our letter dated May 27, 2009. Given your response that your interest coverage ratio compares EBITDA to interest expense as both terms are defined in the debt agreement, it is unclear if you define EBITDA as earnings before interest, taxes, depreciation and amortization. To the extent EBITDA is not computed as commonly defined,

please revise the title you use in future filings so that it conveys this. One choice may be to call it adjusted EBITDA.

Critical Accounting Estimates, page 30

Goodwill and Intangible Assets, page 31

2. We have reviewed your response to prior comment 4 of our letter dated May 27, 2009. As we previously requested, please disclose in future filings quantitative descriptions of the material assumptions used to determine fair value in your impairment analysis. You should disclose quantitative descriptions of the discount rates, revenue growth rates, projected cost reductions and efficiencies, and projected long-term grown rates. In addition, please disclose a sensitivity analysis of the assumptions used based upon reasonably likely changes. Please show us in your supplemental response what the revisions will look like.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief